Exhibit (a)(1)(vi)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made only by the Offer to Purchase (as defined below) and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares other than Purchaser (as defined below). The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. However, Purchaser (as defined below) may, in its discretion, take such action as it may deem necessary to make the Offer in any jurisdiction and extend the Offer to holders of Shares in such jurisdiction. In those jurisdictions where securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

NATIONAL INTERSTATE CORPORATION

at

$28.00 Net Per Share

by

GREAT AMERICAN INSURANCE COMPANY

A Wholly-Owned Subsidiary of

AMERICAN FINANCIAL GROUP, INC.

Great American Insurance Company, an Ohio corporation (“Purchaser”) and a wholly-owned subsidiary of American Financial Group, Inc. (“AFG”), is offering to purchase all the issued and outstanding shares of common stock, par value $0.01 per share (the “Shares”), of National Interstate Corporation, an Ohio corporation (“National Interstate”) other than Shares currently owned by Purchaser, at a price of $28.00 per Share (the “Offer Price”), net to the seller in cash, without interest but subject to any applicable withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 5, 2014 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal”) (which, as amended or supplemented from time to time, together constitute the “Offer”).

Tendering shareholders who have Shares registered in their names and who tender directly to American Stock Transfer & Trust Company, LLC (the “Depositary”) will not be charged brokerage fees or commissions or, subject to Instruction 6 of the Letter of Transmittal, stock transfer taxes on the purchase of Shares pursuant to the Offer. Shareholders who hold their Shares through a broker or bank should consult such institution as to whether it charges any service fees. AFG and Purchaser will pay all charges and expenses of the Depositary and Innisfree M&A Incorporated, which is acting as the information agent (the “Information Agent”), incurred in connection with the Offer. Upon completion of the Offer, Purchaser intends to effect the Merger (as defined below) of Purchaser (or an affiliate of Purchaser) and National Interstate as promptly as practicable.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT,
EASTERN TIME, ON MARCH 6, 2014, UNLESS THE OFFER IS EXTENDED

The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn prior to the expiration of the Offer a number of Shares of National Interstate common stock representing at least 90% of the outstanding Shares (on a fully diluted basis)(the “Minimum Tender Amount”). This condition is waivable by Purchaser in its sole discretion. The Offer is also subject to a number of other conditions described in the Offer to Purchase. The Offer is not subject to a financing condition. See “The Offer — Section 11. Conditions to the Offer” and “The Offer — Section 13. Certain Legal Matters; Regulatory Approvals.”

The board of directors of National Interstate has not approved the Offer or otherwise commented on it as of the date of the Offer to Purchase. Within 10 business days after the date of the Offer to Purchase, National Interstate is required by law to publish, send or give to shareholders (and file with the Securities and Exchange Commission) a statement on Schedule 14D-9 as to whether it recommends acceptance or rejection of the Offer, or that it expresses no opinion and remains neutral with respect to the Offer.

The Offer to Purchase, the Letter of Transmittal and National Interstate’s Statement on Schedule 14D-9 contain important information. Shareholders should carefully read these documents in their entirety before making a decision with respect to the Offer.

If Purchaser is successful in owning at least 90% of the outstanding Shares (on a fully diluted basis) following the Offer, , AFG and the Purchaser intend to effect a second step merger as soon as practicable thereafter in which shareholders not tendering in the Offer (other than Purchaser and other than those shareholders properly exercising their dissenters’ rights) will receive as merger consideration the same price per Share as was paid in the Offer, without interest, and less any applicable withholding taxes (the “Merger”) of National Interstate into Purchaser (or an affiliate of Purchaser).

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not withdrawn, if and when Purchaser gives written notice to the Depositary of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price therefor with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering shareholders whose Shares have been accepted for payment. Under no circumstances will interest on the Offer Price be paid by Purchaser because of any delay in making any payment.

Payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates evidencing such Shares or confirmation of a book entry transfer of such Shares into the Depositary’s account at The Depository Trust Company pursuant to the procedures set forth in the Offer to Purchase, (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book entry transfer, an Agent’s Message (as defined in “The Offer — Section 3. Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase); and (iii) any other documents required by the Letter of Transmittal.

Purchaser may extend the Offer. If the Offer is extended, Purchaser will inform the Depositary of that fact, and will make a public announcement of the extension, not later than 9:00 a.m., Eastern Time, on the next business day after the day on which the Offer was originally scheduled to expire. The term “Expiration Date” means 12:00 Midnight, Eastern Time, on March 6, 2014, unless and until Purchaser has extended the period of time during which the Offer is open, in which event the term Expiration Date will mean the latest time and date at which the Offer, as so extended by Purchaser, expires. During any such extension of the Offer, all Shares previously tendered will remain subject to the terms of the Offer, including the right of a tendering shareholder to withdraw the shareholder’s previously tendered Shares. See “The Offer — Section 4. Withdrawal Rights”. Under no circumstances will interest with respect to the Shares purchased pursuant to the Offer be paid, regardless of any extension of the Offer or delay in making such payment.

Tenders of Shares made pursuant to the Offer are irrevocable, except that such Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after March 7, 2014. For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of the Offer to Purchase. Any such notice of withdrawal must specify the name, address and TIN of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Shares have been tendered pursuant to the procedure for book-entry transfer as discussed in “The Offer — Section 3. Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. Withdrawals of Shares may not be rescinded, and any Shares properly withdrawn will no longer be considered properly tendered for purposes of the Offer, including for the satisfaction of the Minimum Tender Amount condition. However, withdrawn Shares may be retendered by following the procedures described in “The Offer — Section 3. Procedures for Accepting the Offer and Tendering Shares,” any time before the Expiration Date. All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, whose determination will be final and binding.

After the expiration of the Offer, if all the conditions to the Offer have been satisfied or waived (to the extent waivable), pursuant to Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and subject to certain other conditions, Purchaser expressly reserves the right at any time or from time to time, to provide a subsequent offering period (a “Subsequent Offering Period”) by giving oral or written notice of the Subsequent Offering Period to the Depositary and issuing a press release announcing the extension in accordance with applicable Securities and Exchange Commission rules. If Purchaser elects to provide a Subsequent Offering Period, it expressly reserves the right, in its sole discretion, at any time or from time to time, to further extend the Subsequent Offering Period by giving oral or written notice of such extension to the Depositary. No withdrawal rights apply during any Subsequent Offering Period with respect to Shares tendered in the Offer and accepted for payment.

All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by Purchaser in its sole discretion.

Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of its counsel be unlawful. None of AFG, Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or in any notice of withdrawal or incur any liability for failure to give any such notification.

If you are a U.S. Holder (as defined in “The Offer — Section 5. Certain United States Federal Income Tax Consequences” of the Offer to Purchase), the sale or exchange of your Shares pursuant to the Offer will be a taxable transaction for United States federal income tax purposes. If you are a Non-U.S. Holder (as defined in “The Offer — Section 5. Certain United States Federal Income Tax Consequences” of the Offer to Purchase), any gain realized upon the sale of your Shares pursuant to the Offer generally will not be subject to United States federal income tax. Holders of Shares should consult their tax advisors about the tax consequences of participating in the Offer in light of their particular circumstances.

The information required to be disclosed by paragraph (d)(l) of Rule 14d-6 under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

Purchaser will request from National Interstate a copy of National Interstate’s shareholder list and security position listings for the purpose of disseminating the Offer to shareholders and will mail the Offer to Purchase, the related Letter of Transmittal and other related documents to record holders of Shares and to brokers, dealers, commercial banks, trust companies and other nominees whose names appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

Questions and requests for assistance may be directed to the Information Agent at its address and telephone number set forth below. Requests for copies of the Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other tender offer materials may be directed to the Information Agent and copies will be furnished promptly at the Purchaser’s expense. A shareholder may also contact such shareholder’s broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

Neither AFG nor Purchaser will pay any fees or commissions to any broker or dealer or other person (other than the Information Agent and the Depositary) for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies or other nominees will, upon request, be reimbursed by AFG or Purchaser for customary mailing and handling expenses incurred by them in forwarding the offering materials to their customers.

The Information Agent for the Offer is:

501 Madison Avenue, 20th floor

New York, New York 10022

Shareholders may call toll free: (888) 750-5834

Banks and Brokers may call collect: (212) 750-5833

February 5, 2014